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                               September 28, 2007


Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549


                        Re:    NRDC Acquisition Corp.
                               Registration Statement on Form S-1
                               File No. 333-144871
                               ----------------------------------

Dear Mr. Reynolds:

            On behalf of our client, NRDC Acquisition Corp., a Delaware corporation (the "Registrant"), enclosed for review by the Securities and Exchange Commission, at the request of the staff of the Division of Corporation Finance (the "Staff") by telephone conversation with Brian Bhandari today, is an analysis of the fair value of public warrants issued by companies similar to the Registrant. This analysis, attached as Exhibit A hereto, formed the basis of the Registrant's determination that the purchase price of its private placement warrants approximated their fair value.

            The Registrant's analysis included first-time special purpose acquisition companies ("SPACs") whose unit prices equaled $10.00 per unit for public offerings that were declared effective from July 18, 2006 to August 1, 2007. This analysis excludes one company whose management team had previously successfully completed an acquisition for another publicly registered SPAC. The Registrant reviewed the first trading price for these warrants as well as the price of the warrants as a percentage of the total of the combined warrant price and the common stock trading price. The implied price for these warrants at the initial public offering date ranged from $0.53 to $1.35 with an average of $0.99 per warrant. In addition, the fair value of the private placement warrants would be further reduced by their illiquidity.

      Further, at the Staff's request, the Registrant will include additional language in the MD&A section similar to that inserted in Note 5 to the financial statements in its most recent filing.



       Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

SIDLEY AUSTIN LLP
----------------|
SIDLEY          |



Mr. John Reynolds
September 28, 2007
Page 2




                                     ******

      Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at the number above.

                                                         Very truly yours,



                                                          Samir A. Gandhi




cc:         Blaise Rhodes (SEC)
            Cathey Baker (SEC)
            Richard A. Baker (NRDC Acquisition Corp.)
            Edward F. Petrosky (Sidley Austin LLP)
            Floyd I. Wittlin (Bingham McCutchen LLP)

SIDLEY AUSTIN LLP
----------------|
SIDLEY          |



Mr. John Reynolds
September 28, 2007
Page 3



                                                                      Exhibit A
                                                                      ---------


                            Warrant Price Analysis






$10.00 Unit Structure SPACs since 2006 (First Time SPAC Issuers Only)(1)
-------------------------------------------------------------------------------------------------------------------------------


   Pricing    Issuer                                   Size   First Trade    Warrant First         Common
    Date                                          (w/ Shoe)          Date      Trade Price          Price       Unit Price
-------------------------------------------------------------------------------------------------------------------------------
  08/01/07    Alternative Asset Mgmt Acquisition       $414      08/13/07            $0.86          $9.10           $9.97
-------------------------------------------------------------------------------------------------------------------------------
  06/25/07    GSC Acquisition                           207      07/09/07             1.45           9.29           10.70
-------------------------------------------------------------------------------------------------------------------------------
  04/24/07    Victory Acquisition                       330      06/01/07             1.38           9.35           10.72
-------------------------------------------------------------------------------------------------------------------------------
  04/20/07    Pinpoint Advance                           29      06/01/07             1.23           9.60           10.30
-------------------------------------------------------------------------------------------------------------------------------
  03/22/07    Alpha Security Group                       60      06/14/07             1.05           9.35           10.40
-------------------------------------------------------------------------------------------------------------------------------
  02/01/07    Dekania                                   100      05/02/07             0.90           9.35           10.25
-------------------------------------------------------------------------------------------------------------------------------
  01/30/07    NTR Acquisition                           246      02/23/07             0.75           9.25           10.05
-------------------------------------------------------------------------------------------------------------------------------
  12/21/06    Freedom Acquisition                       528      01/29/07             1.15           9.25           10.30
-------------------------------------------------------------------------------------------------------------------------------
  07/18/06    Energy Infrastructure                     209      10/04/06             0.52           9.25            9.85
-------------------------------------------------------------------------------------------------------------------------------
              Average                                  $236                          $1.03          $9.31          $10.28
              Count                                       9
===============================================================================================================================



                   Implied         Implied                          Warrant/
               Warrant Price   Warrant Price                       Synthetic
   Pricing        At IPO -        At IPO -          Warrant       Common and
    Date         Method 1(2)     Method 2(3)          /Unit            Price
----------------------------------------------------------------------------
  08/01/07            $0.86            $0.86           8.6%            8.6%
----------------------------------------------------------------------------
  06/25/07             1.36             1.35          13.6%           13.5%
----------------------------------------------------------------------------
  04/24/07             1.29             1.29          12.9%           12.9%
----------------------------------------------------------------------------
  04/20/07             1.19             1.13          11.9%           11.3%
----------------------------------------------------------------------------
  03/22/07             1.01             1.01          10.1%           10.1%
----------------------------------------------------------------------------
  02/01/07             0.88             0.88           8.8%            8.8%
----------------------------------------------------------------------------
  01/30/07             0.75             0.75           7.5%            7.5%
----------------------------------------------------------------------------
  12/21/06             1.12             1.11          11.2%           11.1%
----------------------------------------------------------------------------
  07/18/06             0.53             0.53           5.3%            5.3%
----------------------------------------------------------------------------
                      $1.00            $0.99          10.0%            9.9%
============================================================================
(1) Excludes Aldabra 2 Acquisition, which was the second SPAC for that management team.
(2) Equals (warrant first trade price)/(unit price) x $10.00 (IPO unit price)
(3) Equals (warrant first trade price)/(warrant first trade price + common price) x $10.00 (IPO unit price)

